UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: July 9, 2018

(Date of earliest event reported)

Knightscope, Inc.

(Exact name of registrant as specified in its charter)

Delaware	32-0487554
(State or other incorporation)	(I.R.S. Employer Identification No.)

1070 Terra Bella Avenue

Mountain View, CA 94043

(Full mailing address of principal executive offices)

(650) 924-1025

(Issuer’s telephone number, including area code)

Series m Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events.

Certificate of Incorporation Amendment

On July 9, 2018, Knightscope, Inc. (the “Company”) filed an Amended and Restated Certificate of Incorporation (the “Restated Certificate”) with the Secretary of State of the State of Delaware to, among other things, (i) increase the number of authorized shares of Class A Common Stock, par value $0.001 per share, to a total of 94,000,000 shares, (ii) increase the number of authorized shares of Preferred Stock, par value $0.001 per share, to a total of 35,169,930 shares, (iii) create a new series of Preferred Stock, designated Series S Preferred Stock, par value $0.001 per share, consisting of 9,375,000 authorized shares, and (iv) make certain other changes as are set forth in the Restated Certificate, effective as of July 9, 2018. The Restated Certificate is filed as Exhibit 2.1 to this Current Report on Form 1-U.

Appointment of Chief Financial Officer

On June 18, 2018, the board of directors of the Company appointed Marina Hardof as the Executive Vice President and Chief Financial Officer of the Company. Ms. Hardof has over 15 years of financial leadership and corporate management experience working across various industry sectors and in both public and private enterprise. Most recently, from 2013 to 2018, Ms. Hardof was the Chief Financial Officer and Vice President of Finance – Controller for Cloudmark Inc., a messaging security company which was acquired by Proofpoint, Inc. Previous to that, she held various finance roles at Unwired Planet, Inc. (f.k.a. Openwave Systems, Inc.), which was acquired by a private equity firm. Prior to Unwired Planet, Inc., she spent over nine years with Ernst and Young and Deloitte serving clients in the technology industry.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knightscope, Inc.

By:	/s/ William Santana Li
Name:	William Santana Li
Title:	Chief Executive Officer

Date:	July 9, 2018

Exhibit Index

Exhibit No.	Description

2.1	Amended and Restated Certificate of Incorporation, filed July 9, 2018